UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL ANNOUNCES PROGRESS WITH REGARD TO ITS STRATEGIC PLAN

Rosh Ha'ayin, Israel, October 23, 2008 - Blue Square - Israel Ltd. (NYSE:BSI) (the "Company") announced today, further to its announcement dated September 24, 2008, that as part of the process of adoption of a new strategic plan, the Company intends to bring to approval of the board of directors on October 28, 2008 major parts of a strategic plan, which are expected to be launched during 2008.

The company's management intends to present for approval by the board of directors the plan to establish by December 2008 a new hard discount store format ("the HD format"). The HD format is expected to be comprised of approximately 36-38 stores of various sizes, which are currently "Mega" and "Shefa Shuk" brands stores operated by the Company and its subsidiary, Blue Square Chain Investments & Properties Ltd ("BSIP"), and which total approximately 120,000 square meters (approximately 1/3 of the Company's commercial space).

In the event the plan is approved by the board of directors, the Company estimates that the costs of launching the HD format are expected to aggregate approximately NIS 30 million during 2008 and 2009.

In addition to the establishment of the HD format, the board of directors will be requested to approve the launch of a private label for the Company to be expanded throughout the Company's store formats beginning on December 2008, with intention to broaden the variety of products offered under the private label during 2009 and onwards.

There is no certainty that the above aspects of the plan will be approved at the scheduled board meeting, and, if it is approved, what will be the final form of the plan, including areas covered by the plan, the anticipated costs of the plan and schedule for implementation of the plan. Moreover, if the plan is approved, management cannot predict at this time what would be its impact on the Company.

Further to the Company's announcement dated September 24, 2008 regarding BSIP financial results estimates, BSIP's total sales in the nine months ended September 30, 2008 were approximately NIS 3.191 billion, within the range of the previous estimate, compared with sales of approximately NIS 3.125 billion in the comparable period in 2007.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated October 23, 2008